MFS® INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

March 17, 2011

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 48 to Registration Statement on Form N-1A for MFS Series Trust XVI: MFS Global Tactical Allocation Fund (File Nos. 2-36431, 811-2032) (“Trust XVI”) and Post-Effective Amendment No. 77 to Registration Statement on Form N-1A for MFS Series Trust X: MFS Absolute Return Fund (File Nos. 33-1657, 811-4492) (“Trust X”)

Ladies and Gentlemen:

On behalf of Trust XVI and Trust X, this letter sets forth our responses to your comments on the above-mentioned Registration Statements, filed with the Securities and Exchange Commission (the "SEC") on January 10, 2011.  Comments and responses apply to both funds unless otherwise indicated.

General Comments

1.	Comment:	Please file a “Tandy” representation letter in connection with the comment process for the above-referenced Registration Statements.

Response:	A “Tandy” representation letter will be filed on or before the date hereof.

Prospectuses

2.	Comment:
Delete the word "redeem" from the following sentence under "Fees and Expenses," as it is not included in the sample narrative included in Item 3 of Form N-1A:  "This table describes the fees and expenses that you may pay when you buy, redeem, and hold shares of the fund."

Response:
Instruction 1(b) to Item 3 of Form N-1A allows a fund to “modify the narrative explanations if the explanation contains comparable information to that shown” in the Item.  We believe our narrative, including the word "redeem," includes comparable information to the sample narrative shown in Form N-1A, especially given that the table described by the narrative includes the maximum deferred sales charge that may be imposed upon a shareholder's redemption of fund shares.  Therefore, we respectfully decline to delete “redeem” from the narrative explanation.

Securities and Exchange Commission
March 17, 2011

3.	Comment:	Confirm that the fee table and expense example will be completed according to the requirements of Form N-1A.

Response:	Confirmed.

4.	Comment:	In the "Example" chart, confirm that the example of costs for Class B shares assuming "redemption at end of period" and "no redemption" appear on separate lines.

Response:	Confirmed.

5.	Comment:	In the "Example" chart, add "at end of period" to the row for Class B and Class C shares without redemption.

Response:	The requested change will be made.

6.	Comment:
Consider the July 30, 2010, letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Office of Legal and Disclosure, SEC, regarding Derivatives-Related Disclosures by Investment Companies (the "Derivatives Letter"), and modify your derivatives disclosure accordingly.

Response:
We have considered the Derivatives Letter and have modified each fund's derivatives disclosure as appropriate.  See Attachment 1 for revised summary "Principal Investment Strategies" and "Principal Investment Risks" for each fund.

7.	Comment:
With respect to Trust XVI-MFS Global Tactical Allocation Fund, further define the fund's "global" strategy as investing in at least three countries outside of the United States and investing at least 40% of the fund's assets outside of the United States.

Response:
We are not aware of any SEC requirement to define the fund's "global" strategy as investing in at least three countries outside of the United States and investing at least 40% of the fund's assets outside of the United States, and therefore, we respectfully decline to include such disclosure.  We have revised our investment strategy disclosure to more clearly reflect the fund's global investment strategy. See Attachment 1 for revised summary "Principal Investment Strategies."

Securities and Exchange Commission
March 17, 2011

8.	Comment:
With respect to the MFS Absolute Return Fund, explain how the strategy to invest substantially all of the fund's assets in investment grade debt instruments is consistent with the fund's tactical overlay strategy.

Response:
We will modify the disclosure as follows to clarify that the statement about investment grade debt instruments only applies to the fund's debt investments, not to the overall portfolio:  "Of the fund's investments in debt instruments, MFS generally invests substantially all of these investments in investment grade debt instruments."

9.	Comment:	With respect to the MFS Absolute Return Fund's strategy of generally investing in short and intermediate term debt instruments, please define short and intermediate term.

Response:	We are not aware of any SEC requirement to include a definition of short and intermediate term, and therefore, we respectfully decline to so include such disclosure.

10.	Comment:	In the "Principal Investment Strategies" section, add "referenced above" to the following strategy: "MFS may also invest the fund's assets in the derivatives referenced above."

Response:
We have modified our disclosure regarding the use of derivatives by the fund both as part of the Individual Securities Selection section and the Tactical Asset Allocation Overlay section of the "Principal Investment Strategies" disclosure. We believe our revised disclosure accurately reflects each fund's use of derivatives and do not believe a cross-reference is necessary.  See Attachment 1 for revised summary "Principal Investment Strategies" for each fund.

11.	Comment:
Confirm that it is appropriate to include the following disclosure:  "An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency."

Securities and Exchange Commission
March 17, 2011

Response:	Confirmed, the funds may be sold through an insured depository institution.

12.	Comment:	Consider shortening the "Principal Investment Strategies" and "Principal Risks" sections of the summary.

Response:
We reviewed the summary section to determine if any deletions were appropriate given our prior SEC comments and the requirements of Form N-1A.  See Attachment 1 for revised summary "Principal Investment Strategies" and "Principal Investment Risks" disclosure for each fund.

13.	Comment:
In the first sentence under "Payments to Financial Intermediaries" add an explanatory parenthetical to the term "financial intermediary" (e.g., (such as a bank)) per Item 8 of Form N-1A. Additionally, per Item 8 of Form N-1A, consider changing "the fund, MFS and MFS' affiliates" to "the fund and its related companies" which the SEC believes is a broader term.

Response:
Item 8 of Form N-1A permits alternative disclosure to the sample provided in the form if the modified statement contains comparable information.  We will add "through a broker/dealer or other" to the sentence as follows:  "If you purchase the fund through a broker/dealer or other financial intermediary" as broker/dealers are the primary financial intermediary through whom the funds are sold.  We respectfully decline to change the reference from "the fund, MFS, and MFS' affiliates" to the "fund and its related companies" as we believe that the phrase "the fund and its related companies" is unclear and will not be understood by investors.  We believe the phrase "the fund, MFS, and MFS' affiliates" is more readily understood by investors, more clearly describes who may be making payments, and is comparable to the disclosure in Item 8.

14.	Comment:	Under "Sales Charges and Waivers or Reductions" section, also disclose the contingent deferred sales charge (the "CDSC") of Class C Shares as a percentage of the net amount invested.

Response:
We currently disclose the CDSC for Class C shares based on the net amount invested, the lesser of the original purchase cost or the current market value of the shares sold.  This calculation methodology is disclosed under "Calculation of CDSC" as follows:  "The CDSC for Class C shares is based on the original purchase cost or the current market value of the shares being sold, whichever is less."  Therefore, we respectfully decline to make any changes to our current disclosure.

Securities and Exchange Commission
March 17, 2011

15.	Comment:
With respect to MFS Global Tactical Allocation Fund, in "Appendix A – Description of Underlying Funds," under the description of MFS Global Real Estate Fund, add "plus the amount of any borrowings for investment purposes" to the following phrase pursuant to Rule 35d-1 under the Investment Company Act of 1940:  "Sun Capital (Sun Capital Advisers LLC, the fund's sub-adviser) normally invests at least 80% of the fund's net assets, plus the amount of any borrowings for investment purposes, in U.S. and foreign real estate-related investments."

Response:	MFS Global Real Estate Fund does not intend to borrow for investment purposes so therefore we respectfully decline to add the additional requested disclosure.

Statements of Additional Information ("SAI")

16.	Comment:	Include the SAI Part II table of contents as part of the table of contents for the SAI Part I and modify the page numbers so that it is more obvious as to which document you are using.

Response:
Please note that the SAI Part I and the SAI Part II are always distributed together with the SAI Part I on top.  The SAI Part I cover page explains the format of the document:  "This SAI is divided into two Parts – Part I and Part II.  Part I contains information that is particular to the Fund, while Part II contains information that generally applies to all of the funds in the MFS Family of Funds (the "MFS Funds")."  Additionally, the on-line presentation of the SAI sets forth each Part's table of contents together as bookmarks.  We are not aware of any requirement to combine table of contents or page numbering as suggested.

17.	Comment:	Include the name and address of the Custodian and Auditor.

Response:	The name and address of the Custodian and Auditor will be included.

18.	Comment:
In the "Trustee Compensation Table," confirm that the "Fees Paid by Fund" column and the "Total Fees Paid by Fund and Fund Complex" include aggregate compensation, and that estimated annual benefits upon retirement information is presented,  as required by Item 17 of Form N-1A.

Securities and Exchange Commission
March 17, 2011

Response:
The "Fees Paid by Fund" column and the "Total Fees Paid by Fund and Fund Complex" column do include the aggregate compensation paid to the Trustees.  We will change the name of the columns to "Compensation Paid by Fund" and "Total Compensation Paid by Fund and Fund Complex" for clarification. The estimated annual benefits upon retirement information is not included in the "Trustee Compensation Table" because it is not applicable.

19.	Comment:
Under "Ongoing Arrangements To Make Non-Public Portfolio Holdings Available," describe any obligation to not trade on confidential information, any procedures in place to monitor compliance with the policies, and whether any compensation is paid to the Fund for this disclosure.

Response:
At the next update of the SAI Part II, we will modify the disclosure as follows:  "As a condition to receiving or being provided access to non-public Fund portfolio holdings, the recipients listed in Appendix F of this SAI Part II must agree, or otherwise have an independent duty, to maintain this information in confidence and/or agree not to trade directly or indirectly based on the information.  MFS will use reasonable efforts to monitor a recipient’s use of non-public portfolio holdings information provided under these agreements by means that may include contractual provisions, periodic due diligence, notices reminding a recipient of their obligations, or other commercially reasonable means."

20.	Comment:
Under "Trustee and Officers - Identification and Background," separate into separate columns the description of Principal Occupation and the description of Other Directorships pursuant to Item 17 of Form N-1A.

Response:	The requested change will be made with the next update of the SAI Part II.

21.	Comment:	Under "Trustee and Officers - Identification and Background," add the number of portfolios in the fund complex overseen by the trustees.

Securities and Exchange Commission
March 17, 2011

Response:	Although that information is already included in the SAI Part I, we will include it in this section as well with the next update of the SAI Part II.

22.	Comment:
Under "Appendix E - Investment Restrictions," where stated that the fund may invest "to the extent permitted by applicable law," add the maximum percentage the fund may so invest and include a description of the risks from that policy.

Response:
We are not aware of any requirement in Form N-1A to include the maximum amount that may be invested in each security type, and therefore, we respectfully decline to so include such disclosure.  We believe that the disclosure in "Appendix E-Investment Restrictions" includes the disclosure required by Item 16(b) of Form N-1A.

23.	Comment:
Under "Appendix E -- Investment Restrictions," fundamental investment restriction (3) states that "collateral arrangements" associated with certain derivatives transactions are not deemed to be the issuance of a senior security.  According to the Derivatives Letter, it is a derivative itself that would be the senior security, not the collateral arrangement.

Response:
The fundamental investment restriction (3) referenced above is applicable to certain MFS Funds, but not to the two new funds subject to the Registration Statements.  The two new funds are subject to the following fundamental investment restriction regarding senior securities: "the fund may issue senior securities to the extent not prohibited by applicable law."  We believe our current use of derivatives for these two new funds and other funds subject to the referenced fundamental investment restriction is consistent with current legal requirements.

24.	Comment:	Clarify that the fund has a policy not to concentrate its investments in a particular industry or group of industries.

Response:
The fund has the following fundamental investment restriction:   "As a fundamental investment restriction, the fund may not:  (6)  purchase any securities of an issuer (other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities; tax-exempt obligations issued or guaranteed by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing; or securities issued by investment companies) in a particular industry if as a result 25% or more of its total assets (taken at market value at the time of purchase) would be invested in securities of issuers whose principal business activities are in the same industry."

Securities and Exchange Commission
March 17, 2011

25.	Comment:	To the extent that a fund is invested in affiliated underlying funds, the fund should look through to the holdings of underlying funds in monitoring its industry concentration limit.

Response:
We are not aware of any SEC requirement to look-through to affiliated underlying funds when monitoring the fund's industry concentration limit.  Our fundamental concentration limit explicitly excludes investment companies.  In addition, though very unlikely given the expected level of investment in Global Real Estate Fund, it is possible that the Global Tactical Allocation Fund could indirectly be concentrated in the real estate industry as the Global Real Estate Fund has a policy to concentrate in the real estate industry.  To address this remote risk, the SAI includes the following disclosure:  "In accordance with the Fund’s investment program as set forth in its Prospectus, the Fund may invest more than 25% of its assets in any one underlying fund. Although the Fund does not have a policy to concentrate its investments in a particular industry, 25% or more of the Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying funds."

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

BRIAN E. LANGENFELD
Brian E. Langenfeld

Securities and Exchange Commission
March 17, 2011

Attachment 1

MFS Absolute Return Fund

Principal Investment Strategies

In managing the fund, MFS (Massachusetts Financial Services Company, the fund's investment adviser) employs an absolute return investment approach, which means the fund seeks to earn a positive return regardless of market conditions. As a result, if this strategy is successful, it is expected that the fund will outperform the general equity market during periods of flat or negative market performance, will underperform during periods of strong positive market performance, and will typically produce less volatile returns than the general equity market.

MFS seeks to achieve the fund’s objective by generating returns from a combination of (1) individual security selection of primarily debt instruments and (2) a tactical asset allocation overlay primarily using derivative instruments to manage the fund’s exposure to asset classes, markets and currencies.  Derivatives include futures, forward contracts, options, structured securities, inverse floating rate instruments, swaps, caps, floors, and collars.

The fund’s performance may not be correlated with the performance of the asset classes, markets or currencies represented by the individual debt instruments selected by MFS.

Individual Security Selection:  In selecting direct investments for the fund, MFS normally invests the fund’s assets primarily in debt instruments.

Debt instruments include corporate bonds, U.S. Government securities, collateralized instruments, municipal instruments, foreign government securities, inflation-adjusted bonds, and other obligations to repay money borrowed.

Of the fund’s investments in debt instruments, MFS generally invests substantially all of these investments in investment grade debt instruments.

MFS may invest the fund’s assets in foreign securities, including emerging market securities.

While MFS may invest the fund's assets in debt instruments of any effective maturity, MFS generally focuses on short and intermediate term debt instruments.

While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives as part of its individual security selection process, MFS expects to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate or currency exposure, or as alternatives to direct investments.

Investments are selected primarily based on fundamental analysis of individual instruments and their issuers in light of issuers’ current financial condition and current market, economic, political, and regulatory conditions. Quantitative models that systematically evaluate the structure of the debt instrument and its features may also be considered.

Securities and Exchange Commission
March 17, 2011

Tactical Asset Allocation Overlay:  MFS manages the fund’s exposure to asset classes, markets and currencies primarily through the use of derivative instruments.

In managing the tactical overlay, MFS uses proprietary quantitative models and may increase or decrease the fund’s exposure to asset classes, markets and/or currencies resulting from MFS’ individual security selection based on MFS’ assessment of the risk/return potential of such asset classes, markets and/or currencies.  MFS may also expose the fund to asset classes, markets and/or currencies in which its individual security selection has resulted in no or little exposure (e.g., commodity-related investments, real estate-related investments, equity securities, inflation-adjusted debt instruments).  After taking into account the tactical overlay, the fund's exposure to certain asset classes in which its individual security selection has resulted in no or little exposure will normally fall within the following ranges:

Asset Class	Range
U.S. and foreign equity securities	±15%
Inflation-adjusted debt instruments	±10%
Commodity-related investments	±10%
Real estate-related investments	± 5%

After taking into account the tactical overlay, the fund's exposure to the lower quality debt instrument and long term debt instrument asset classes may at times be significant. After taking into account the tactical overlay, the fund may also have significant exposure to issuers in a single country, a small number of countries, or a particular geographic region.

MFS may adjust the fund’s net exposure to asset classes, markets and/or currencies by taking net short positions in an asset class, market or currency if MFS believes the risk/return potential of such asset class, market or currency is unattractive.  Alternatively, MFS may cause the fund to take net long positions in an asset class, market or currency if MFS believes such asset class, market or currency appears attractive.

MFS may also use derivatives to seek to limit the fund's exposure to certain extreme market events.

MFS' tactical allocation process for the fund will typically make extensive use of derivatives.

Principal Risks

As with any mutual fund, the fund may not achieve its objective and/or you could lose money on your investment in the fund. An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The principal risks of investing in the fund are:

Allocation Risk:  MFS’ assessment of the risk/return potential of asset classes, markets and currencies and its adjustments to the fund’s exposure to asset classes, markets and currencies through the use of derivatives can be incorrect or can lead to an investment focus that

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March 17, 2011

results in the fund underperforming other funds that invest in similar investment types to those selected by MFS or have similar investment strategies.

Investment Strategy Risk:  The fund’s strategy to manage its exposure to asset classes, markets, and currencies may not be effective. In addition, the strategies that may be implemented by MFS to limit the fund’s exposure to certain extreme market events may not work as intended, and the costs associated with such strategies will reduce the fund’s returns.

Interest Rate Risk:  The price of a debt instrument falls when interest rates rise and rises when interest rates fall. Instruments with longer maturities, or that do not pay current interest, are more sensitive to interest rate changes.

Credit Risk: The price of a debt instrument depends, in part, on the credit quality of the issuer, borrower, counterparty, or underlying collateral and can decline in response to changes in the financial condition of the issuer, borrower, counterparty, or underlying collateral, or changes in specific or general market, economic, industry, political, regulatory, geopolitical, or other conditions.

Lower quality debt instruments (commonly referred to as “high yield securities” or “junk bonds”) can involve a substantially greater risk of default or can already be in default, and their values can decline significantly. Lower quality debt instruments are regarded as having predominantly speculative characteristics. Lower quality debt instruments tend to be more sensitive to adverse news about the issuer, or the market or economy in general, than higher quality debt instruments.

Derivatives Risk:  Derivatives can be highly volatile and involve risks in addition to the risks of the underlying indicator(s) on which the derivative is based. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost.  Derivatives can involve leverage.

Foreign and Emerging Markets Risk: Exposure to foreign markets, especially emerging markets, through issuers or currencies can involve additional risks relating to market, economic, political, regulatory, geopolitical, or other conditions. These factors can make foreign investments, especially those in emerging markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market. Emerging markets can have less developed markets and less developed legal, regulatory, and accounting systems, and greater political, social, and economic instability than developed markets.

Currency Risk: The value of foreign currencies relative to the U.S. dollar fluctuates in response to market, economic, political, regulatory, geopolitical or other conditions, and a decline in the value of a foreign currency versus the U.S. dollar reduces the value in U.S. dollars of investments denominated in that foreign currency.

Geographic Concentration Risk:  The fund’s performance could be closely tied to the market, currency, economic, political, regulatory, geopolitical, or other conditions in the countries or regions in which the fund invests and could be more volatile than the performance of more geographically-diversified funds.

Securities and Exchange Commission
March 17, 2011

Prepayment/Extension Risk:  Instruments subject to prepayment and/or extension can reduce the potential for gain for the instrument’s holders if the instrument is prepaid and increase the potential for loss if the maturity of the instrument is extended.

Inflation-Adjusting Risk:  Interest payments on inflation-adjusted debt instruments can be unpredictable and vary based on the level of inflation. If inflation is negative, principal and income can both decline.

Municipal Risk:  The price of a municipal instrument can be volatile and significantly affected by adverse tax or court rulings, legislative or political changes, changes in specific or general market and economic conditions, and the financial condition of municipal issuers and insurers. Because many municipal instruments are issued to finance similar projects, conditions in these industries can significantly affect the fund and the overall municipal market.

Stock Market/Company Risk:  Stock markets are volatile and can decline significantly in response to issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions, as well as to investor perceptions of these conditions. The price of an equity security can decrease significantly in response to these conditions, and these conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the market in general.

Commodity Risk:  The value of commodities may be more volatile than the value of equity securities or debt instruments and their value may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity. The price of a commodity may be affected by demand/supply imbalances in the market for the commodity.

Tax Risk:  In order to qualify as a regulated investment company (RIC) under the Internal Revenue Code (Code), the fund must meet certain requirements regarding the source of its income, the diversification of its assets, and the distribution of its income. If the fund were to fail to qualify as a RIC and became subject to federal income tax, shareholders of the fund would be subject to the risk of diminished returns.

Real Estate-Related Investment Risk: The risks of investing in real estate-related securities include certain risks associated with the direct ownership of real estate and the real estate industry in general. These include risks related to general, regional and local economic conditions; fluctuations in interest rates; property tax rates, zoning laws, environmental regulations and other governmental action; cash flow dependency; increased operating expenses; lack of availability of mortgage funds; losses due to natural disasters; changes in property values and rental rates; and other factors.  The securities of smaller real estate-related issuers can be more volatile, less liquid, and have more limited financial resources than securities of larger issuers.

Leveraging Risk:  Leverage involves investment exposure in an amount exceeding the initial investment.  Leverage can cause increased volatility by magnifying gains or losses.

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March 17, 2011

Investment Selection Risk:  The MFS analysis of an investment can be incorrect and can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

Counterparty and Third Party Risk:  Transactions involving a counterparty or third party other than the issuer of the instrument are subject to the credit risk of the counterparty or third party, and to the counterparty’s or third party’s ability to perform in accordance with the terms of the transaction.

Liquidity Risk:  It may not be possible to sell certain investments, types of investments, and/or segments of the market at any particular time or at an acceptable price.

MFS Global Tactical Asset Allocation Fund

Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund’s investment adviser) seeks to achieve the fund’s objective by (1) strategically allocating the fund’s assets to a mix of asset classes, (2) selecting individual securities of U.S. and foreign issuers within those asset classes, and (3) tactically managing the fund’s exposure to asset classes, markets, and currencies primarily using derivative instruments. Derivatives include futures, forward contracts, options, structured securities, inverse floating rate instruments, swaps, caps, floors, and collars.

The fund’s performance may not be correlated with the performance of the asset classes, markets, or currencies represented by the individual securities selected by MFS.

Strategic Asset Class Allocation:  MFS determines the percentages of the fund's assets to be invested in the general asset classes of bonds and stocks, as well as in other less-traditional asset classes that MFS believes provide diversification benefits when added to a portfolio consisting of bonds and stocks, such as commodity-related investments and real estate-related investments.  As of March 26, 2011, the fund's target strategic allocations among asset classes for its individual investments were as follows: 15% in inflation-adjusted debt instruments; 35% in other debt instruments; 30% in equity securities; 15% in commodity-related investments; and 5% in real estate-related investments.

Debt instruments include corporate bonds, U.S. Government securities, collateralized instruments, municipal instruments, foreign government securities, inflation-adjusted bonds, and other obligations to repay money borrowed.  Equity securities include common stocks, preferred stocks, securities convertible into stocks, and depositary receipts for those securities.

MFS may invest the fund's assets in other mutual funds advised by MFS (referred to as underlying funds) to gain exposure to certain asset classes.  As of March 26, 2011, the fund intends to invest a portion of its assets in each of MFS Commodity Strategy Fund and MFS Global Real Estate Fund.

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March 17, 2011

The strategic asset class allocations have been selected for investment over longer time periods, but may be changed without shareholder approval or notice.  The actual strategic asset class weightings can deviate due to market movements and cash flows.  MFS periodically rebalances the fund's strategic asset class weightings.  These target asset class weightings do not reflect the fund's cash balance; some portion of the fund's portfolio will be held in cash due to collateral requirements associated with the fund's derivative transactions, purchase and redemption activity, and other short term cash needs.

MFS allocates the fund's assets to investment professionals by investment strategy.

Individual Security Selection:

MFS may invest the fund’s assets in U.S. and foreign securities, including emerging market securities.

Of the fund’s investments in debt instruments, MFS generally invests substantially all of these investments in investment grade debt instruments.

MFS may invest the fund’s assets in companies of any size.

MFS may invest a relatively large percentage of the fund’s assets in issuers in a single country, a small number of countries, or a particular geographic region.

In selecting equity investments for the fund, MFS is not constrained to any particular investment style. MFS may invest the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies.

While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives as part of its individual security selection process, MFS expects to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate or currency exposure, or as alternatives to direct investments.

Investments are selected primarily based on fundamental analysis of individual issuers and/or instruments in light of the issuer's current financial condition and market, economic, political, and regulatory conditions. Quantitative models that systematically evaluate the valuation, price and earnings momentum, earnings quality, and other factors of the issuer of an equity security or the structure of a debt instrument may also be considered.

Tactical Asset Allocation Overlay:  MFS employs a top-down tactical asset allocation process to adjust the fund’s exposure to asset classes, markets and currencies based on its assessment of the relative attractiveness of such asset classes, markets and currencies.  MFS manages the fund’s exposure to asset classes, markets and currencies primarily through the use of derivative instruments.

In managing the tactical overlay, MFS uses proprietary quantitative models and may increase or decrease the fund’s exposure to asset classes, markets and/or currencies resulting from MFS’ individual security selection based on MFS’ assessment of the risk/return potential of

Securities and Exchange Commission
March 17, 2011

such asset classes, markets and/or currencies. After taking into account the tactical overlay, the fund’s exposure to the various asset classes, markets, and/or currencies may vary significantly from time to time. MFS may also expose the fund to asset classes, markets and/or currencies in which its individual security selection has resulted in no or little exposure (e.g., the high yield bond market).

MFS may adjust the fund’s net exposure to asset classes, markets and/or currencies by taking net short positions in an asset class, market or currency if MFS believes the risk/return potential of such asset class, market or currency is unattractive.  Alternatively, MFS may cause the fund to take net long positions in an asset class, market or currency if MFS believes such asset class, market or currency appears attractive.  After taking into account the tactical overlay, the fund's net exposures to the asset classes referenced below, which may include exposure to U.S. and foreign issuers, will normally fall within the following ranges:

Asset Class	Range
Inflation-adjusted debt instruments	-5% to 35%
Debt instruments, excluding inflation-adjusted debt instruments	0% to 70%
Equity securities	0% to 60%
Commodity-related investments	-5% to 35%
Real estate-related investments	-10% to 20%

MFS may also use derivatives to seek to limit the fund's exposure to certain extreme market events.

MFS' tactical asset allocation process for the fund will typically make extensive use of derivatives.

Principal Risks

As with any mutual fund, the fund may not achieve its objective and/or you could lose money on your investment in the fund. An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The principal risks of investing in the fund are:

Allocation Risk:  MFS’ assessment of the risk/return potential of asset classes, markets and currencies and its adjustments to the fund’s exposure to asset classes, markets and currencies through the use of derivatives and underlying funds can be incorrect or can lead to an investment focus that results in the fund underperforming other funds that invest in similar investment types to those selected by MFS or have similar investment strategies.

Investment Strategy Risk:  The fund’s strategy to manage its exposure to asset classes, markets, and currencies may not be effective. In addition, the strategies that may be implemented by MFS to limit the fund’s exposure to certain extreme market events may not work as

Securities and Exchange Commission
March 17, 2011

intended, and the costs associated with such strategies will reduce the fund’s returns.

Interest Rate Risk:  The price of a debt instrument falls when interest rates rise and rises when interest rates fall. Instruments with longer maturities, or that do not pay current interest, are more sensitive to interest rate changes.

Credit Risk: The price of a debt instrument depends, in part, on the credit quality of the issuer, borrower, counterparty, or underlying collateral and can decline in response to changes in the financial condition of the issuer, borrower, counterparty, or underlying collateral, or changes in specific or general market, economic, industry, political, regulatory, geopolitical, or other conditions.

Lower quality debt instruments (commonly referred to as “high yield securities” or “junk bonds”) can involve a substantially greater risk of default or can already be in default, and their values can decline significantly. Lower quality debt instruments are regarded as having predominantly speculative characteristics. Lower quality debt instruments tend to be more sensitive to adverse news about the issuer, or the market or economy in general, than higher quality debt instruments.

Stock Market/Company Risk:  Stock markets are volatile and can decline significantly in response to issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions, as well as to investor perceptions of these conditions. The price of an equity security can decrease significantly in response to these conditions, and these conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the market in general.

Derivatives Risk:  Derivatives can be highly volatile and involve risks in addition to the risks of the underlying indicator(s) on which the derivative is based. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost.  Derivatives can involve leverage.

Real Estate-Related Investment Risk: The risks of investing in real estate-related securities include certain risks associated with the direct ownership of real estate and the real estate industry in general. These include risks related to general, regional and local economic conditions; fluctuations in interest rates; property tax rates, zoning laws, environmental regulations and other governmental action; cash flow dependency; increased operating expenses; lack of availability of mortgage funds; losses due to natural disasters; changes in property values and rental rates; and other factors.  The securities of smaller real estate-related issuers can be more volatile, less liquid, and have more limited financial resources than securities of larger issuers.

Commodity Risk:  The value of commodities may be more volatile than the value of equity securities or debt instruments and their value may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity. The price of a commodity may be affected by demand/supply imbalances in the market for the commodity.

Securities and Exchange Commission
March 17, 2011

Foreign and Emerging Markets Risk: Exposure to foreign markets, especially emerging markets, through issuers or currencies can involve additional risks relating to market, economic, political, regulatory, geopolitical, or other conditions. These factors can make foreign investments, especially those in emerging markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market. Emerging markets can have less developed markets and less developed legal, regulatory, and accounting systems, and greater political, social, and economic instability than developed markets.

Currency Risk: The value of foreign currencies relative to the U.S. dollar fluctuates in response to market, economic, political, regulatory, geopolitical or other conditions, and a decline in the value of a foreign currency versus the U.S. dollar reduces the value in U.S. dollars of investments denominated in that foreign currency.

Geographic Concentration Risk: The fund’s performance could be closely tied to the market, currency, economic, political, regulatory, geopolitical, or other conditions in the countries or regions in which the fund invests and could be more volatile than the performance of more geographically-diversified funds.

Prepayment/Extension Risk:  Instruments subject to prepayment and/or extension can reduce the potential for gain for the instrument’s holders if the instrument is prepaid and increase the potential for loss if the maturity of the instrument is extended.

Inflation-Adjusting Risk:  Interest payments on inflation-adjusted debt instruments can be unpredictable and vary based on the level of inflation. If inflation is negative, principal and income can both decline.

Municipal Risk:  The price of a municipal instrument can be volatile and significantly affected by adverse tax or court rulings, legislative or political changes, changes in specific or general market and economic conditions, and the financial condition of municipal issuers and insurers. Because many municipal instruments are issued to finance similar projects, conditions in these industries can significantly affect the fund and the overall municipal market.

Tax Risk:  In order to qualify as a regulated investment company (RIC) under the Internal Revenue Code (Code), the fund must meet certain requirements regarding the source of its income, the diversification of its assets, and the distribution of its income. If the fund were to fail to qualify as a RIC and became subject to federal income tax, shareholders of the fund would be subject to the risk of diminished returns.

Leveraging Risk:  Leverage involves investment exposure in an amount exceeding the initial investment.  Leverage can cause increased volatility by magnifying gains or losses.

Investment Selection Risk:  The MFS analysis of an investment can be incorrect and can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

Counterparty and Third Party Risk:  Transactions involving a counterparty or third party other than the issuer of the instrument are subject to the credit risk of the counterparty or third party, and to the counterparty’s or third party’s ability to perform in accordance with the terms of the transaction.

Securities and Exchange Commission
March 17, 2011

Liquidity Risk:  It may not be possible to sell certain investments, types of investments, and/or segments of the market at any particular time or at an acceptable price.